

June 18, 2015

Via E-mail
Mr. Phillip D. Joseph, Jr.
Chief Financial Officer, Executive Vice President and Treasurer
Spirit Realty Capital, Inc.
16767 North Perimeter Drive, Suite 210
Scottsdale, AZ 85260

> **Re: Spirit Realty Capital, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on February 27, 2015**
> **File No. 001-36004**

Dear Mr. Joseph:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Recent Developments

Financing Activities

ATM Program, page 7

1) In future Exchange Act periodic reports, with respect to your ATM program, please disclose the amount of offering expenses/commissions, and use of proceeds for sales in the reporting period. In addition, please disclose the amount still available under the program.

Item 2. Properties

Property Portfolio Information, page 32

2) We note your disclosure that, for your real estate portfolio, your occupancy rate is 98.4%. In future Exchange Act periodic reports, please also provide your occupancy rate by property types such as retail, industrial and office or advise.

Lease Expirations, page 36

3) In future Exchange Act periodic reports, to the extent material, please revise here or in the MD&A section, to provide disclosure regarding the relationship of rent rates on leases that expired in the reporting period and the rent rates on renewals or new leases on the same space.

4) In future Exchange Act periodic reports, to the extent material, please revise here or in the MD&A section to discuss leasing results for prior period including tenant improvement costs and leasing commissions on a per square foot basis, for both renewals and new leases.

Item 6. Selected Financial Data, page 41

5) We note your disclosure that FFO is adjusted to eliminate the impact of non-recurring items when calculating AFFO. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring in future filings. Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Additionally, it appears that you have made certain non-cash adjustments to arrive at AFFO, a performance measure. Please tell us the nature of these adjustments, why the exclusion of these amounts is beneficial to investors, and why you have not adjusted for the cash portion of similar expenses.

Annualized Adjusted EBITDA and Leverage, page 43

6) Please tell us whether or not management believes that Adjusted Debt is a non-GAAP measure. If so, please tell us how current disclosures meet the requirements of Item 10(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

7) In future Exchange Act periodic reports, please disclose how the company defines core properties or advise.

8) To the extent material, please discuss period to period changes in same store performance and within same store, please address the relative impact of occupancy and rent rate changes. Also disclose how you determined the same store pool.

Factors that May Influence Our Operating Results

Asset Management

Active Management and Monitoring of Risks Related to Our Investments, page 47

9) In future Exchange Act periodic reports, to the extent material, please expand your disclosure to identify any material changes in tenant credit quality.

Contractual Obligations, page 67

10) In future filings, please include a footnote to the table that describes the significant assumptions used to determine the interest payments presented.

Financial Statements

Consolidated Statements of Operations, page 75

11) Please tell us management's basis for classifying interest income and other within revenues and interest expense within operating expenses.

Notes to Consolidated Financial Statements

Note 4. Investments, page 89

12) Please provide to us management's significance tests for the 2014 acquisitions.

Note 12. Significant Credit and Revenue Concentration, page 103

13) Please tell us how you have complied with the disclosure requirements for significant asset concentrations given the portion of revenues generated by Specialty Retail Shops Holding Corp.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or the undersigned at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at 202-551-3473 or Thomas Kluck, Branch Chief at 202-551-3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief